Exhibit 19

Insider Trading Policy
EFFECTIVE DATE: April 2024

Document Dept. Owner: Compliance Department	Reviewed By (title): VP, Regulatory Counsel and Chief Compliance Officer	Approved By: Policy Oversight Committee

SCOPE
US
CA

Purpose	The purpose of this Insider Trading Policy (this “Policy”) is to promote compliance with applicable securities laws by Deluxe Corporation and its subsidiaries (collectively, “Deluxe” or the “Company”), and all directors, officers, and employees, in order to preserve the reputation and integrity of Deluxe and all persons affiliated with it.

Background	Federal and state securities laws make it illegal for certain individuals (i) to trade in a company’s securities while aware of material, non-public information relating to that company or (ii) to tip that information to other individuals who may trade on the basis of that information. This conduct is referred to as insider trading and may result in civil or criminal penalties. The scope of insider trading violations can be far-reaching. Insider trading actions have been brought against corporate officers, directors, and employees who traded their corporation’s securities after learning of significant, confidential corporate developments; actions have also been brought against friends, business associates, family members, and other tippees of such officers, directors, and employees who traded the securities after receiving such information. In order to provide guidance on avoiding such penalties, Deluxe has adopted this Policy.
Scope	This Policy applies to all directors, officers, and employees of Deluxe and any of their Related Persons (as defined below). This Policy also applies to agents and advisors of Deluxe (together with directors, officers, employees and Related Persons, “Insiders”).
Definitions
Company Securities. Includes, but is not limited to, common or preferred stock, options and warrants to purchase common stock, notes, bonds, convertible securities, and any other debt or equity securities that Deluxe may issue, as well as derivative securities relating to any such securities, whether or not issued by Deluxe.

Insider. Insiders include the Company’s directors, officers, employees, Related Persons, agents, independent contractors, and those persons in a special relationship with the Company (e.g., its auditors, consultants, attorneys, or other advisors). The definition of Insider is transaction specific; that is, an individual is an Insider with respect to each item of material, non-public information of which the individual is aware.

Material Information. Information is considered material if there is a substantial likelihood that a reasonable investor would consider it important in deciding to buy, sell, or hold a security, or where the information is likely to affect the market price of the security. Material Information can be positive or negative and can relate to virtually any aspect of the Company’s business, any of its customers’ or vendors’ business, or to any type of Company Security (i.e., debt or equity).

Some examples of Material Information include:
•potential significant mergers and acquisitions or the sale of significant assets or subsidiaries;
•financial performance, especially quarterly and year-end earnings or significant changes in financial performance or liquidity, and projections of financial performance;
•·stock splits, public or private securities/debt offerings, or changes in dividend policies or amounts;
•significant changes in senior management;
•actual or threatened major litigation or regulatory actions or the resolution of such litigation or actions;
•an imminent change in the Company’s credit rating by a rating agency;
•major discoveries or significant changes or developments in products or product lines, service offerings, research, or technologies;
•new major contracts, orders, suppliers, customers, or finance sources, or the loss thereof; and
•knowledge of a significant cybersecurity incident experienced by the Company.

The above list is only illustrative; many other types of information may be considered material depending on the circumstances. The materiality of information is subject to reassessment on a regular basis. If an Insider is unsure whether non-public information is material, he or she should presume that it is material and consult with the Corporate Law Department before disclosing such information or trading in any securities of a company to which such information relates.

Non-public Information. Non-public Information is any information that has not already been disclosed generally to the public. In order to establish that the information has been disclosed to the public, the information should have been widely disseminated, such as through distribution over a newswire service, disclosure in a document filed with the SEC, or disclosure in a broadly accessible conference call or webcast, such as a quarterly earnings call. Posting information on the Company’s website or through social media is generally not sufficient to cause such information to be publicly disclosed.

Related Persons. For purposes of this Policy, a Related Person includes an Insider’s spouse, minor children, and anyone else living in an Insider’s household; partnerships in which an Insider is a general partner; trusts of which an Insider is a trustee; estates of which an Insider is an executor; and any other legal entities controlled by an Insider.

Tippee. For purposes of this Policy, a Tippee is an individual who acquires Material, Non-public Information from some person in a fiduciary relationship with the Company to which that information pertains.

Insider Trading Prohibitions
Trading While Aware of Material, Non-public Information. An Insider may not trade, including by placing a purchase or sell order, or recommend that another person trade Company Securities (including making initial elections, changes in elections, or reallocation of funds relating to retirement plan accounts) when he or she has knowledge of Material, Non-public Information concerning the Company. This prohibition also applies to Material, Non-public Information relating to any other company with publicly-traded securities, including our customers, suppliers, vendors and competitors, obtained in the course of employment by or association with Deluxe.

Directors, officers, and employees are responsible for any trades placed by Related Persons and should make Related Persons aware of the need to confer with them before they trade Company Securities. Directors, officers, and employees should treat any such trades as if the transactions were for their own accounts.

Transactions that may be necessary or justifiable for independent reasons (e.g., the need to raise money for a personal emergency expenditure) are no exception to this Policy.

Tipping Information to Others. Insiders must not pass on to any third party Tippee proprietary information about the Company or Material, Non-public Information (either explicitly or by way of generally advising others to buy or sell Company Securities), regardless of whether the Tippee is a Related Person. This practice is known as tipping information to others. Penalties under federal securities law apply whether or not the Insider derives a benefit from another’s actions (i.e., substantial penalties have been imposed on Insiders who disclose Material, Non-public Information even though they did not profit from their Tippee’s trading).

Short Sales. Selling Company Securities short is not permitted for any director, officer, or employee and is prohibited by Section 16(c) of the Exchange Act. Selling short is the practice of selling more Company Securities than one owns, a technique used to speculate on a decline in the share price.

Derivative and Hedging Transactions. The purchase or sale of options of any kind, whether puts, calls, or other derivative securities, related to Company Securities is not permitted for any director, officer, or employee. The speculative nature of the market for these financial instruments imposes timing considerations that are inconsistent with careful avoidance, or even the appearance of use, of inside information. A put is a right to sell at a specified price a specific number of shares by a certain date and is utilized in anticipation of a decline in the share price. A call is a right to buy at a specified price a specified number of shares by a certain date and is utilized in anticipation of a rise in the share price. A derivative is an option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege at a price related to an equity security, or similar securities with a value derived from the value of an equity security. Using derivatives and other financial instruments or transactions (including prepaid variable forward contracts, equity swaps, collars and exchange funds) to hedge or offset any decrease in the market value of Company Securities held directly or indirectly by an Insider is prohibited.

Pledging Transactions. Securities held in a margin account or pledged as collateral for a loan may be sold without the Insider’s consent by the broker if the Insider fails to meet a margin call or by the lender in foreclosure if the Insider defaults on the loan. Because a margin sale or foreclosure may occur at a time when an Insider is aware of Material, Non-public Information or otherwise is not permitted to trade in Company Securities, all executive officers and members of the Board of Directors of the Company are prohibited from holding Company Securities in a margin account or pledging Company Securities as collateral for a loan.

Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer, or other employee is in possession of Material, Non-public Information. The Company therefore discourages placing standing or limit orders on Company Securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined in this Policy.

Blackout Periods	Deluxe maintains a strict policy concerning the periods during which Insiders may engage in trading activity relating to Company Securities. A “blackout period” is a time during which Insiders may not execute transactions in Company Securities. All Insiders are prohibited from trading in the Company’s Securities if they are aware of Material, Non-public Information about a specific circumstance such as prior to the regular release of financial information. Additionally, Insiders are prohibited from trading in the Company’s Securities during certain Special Blackout Periods, as defined below. Directors, officers, those employees with access to financial information for SEC reporting purposes (e.g., employees in corporate finance, accounting, treasury management and investor relations, collectively finance employees), employees who may come into possession of Material, Non-public information and all of these groups’ Related Persons have additional trading prohibitions, as defined below.

Quarterly Blackout Periods. The Company imposes regular blackout periods while quarterly results are being prepared and announced. Directors, executive officers, and certain other designated employees, and all of these individuals’ Related Persons may not trade in the Company's Securities during the last fourteen (14) days of each quarter and until a minimum of two (2) business days after the Company's earnings release for that quarter. Notwithstanding the foregoing, even during a period when trading is permitted (sometimes referred to as a trading window), trading is prohibited if the director, executive officer, or employee is personally aware of Material, Non-public Information. Directors and officers are also subject to the Company’s Stock Sale Guidelines, which impose various restrictions on their ability to sell shares depending on their level of stock ownership relative to their ownership targets.

Special Blackout Periods. The General Counsel or another representative of the Law Department also may designate special blackout periods. If the Company imposes a special blackout period, it will notify the persons affected. No Insider may trade or effectuate any transactions during any special blackout period. Additionally, no Insiders may disclose to any outside third party that a special blackout period has commenced or been designated.

A special blackout period may be established for any period during which the Company possesses any Material, Non-public Information about the Company and continuing until the earlier of the close of trading on the second (2nd) full trading day following the Company’s widespread release of such information or following a determination by the General Counsel that such information has ceased to be material (whether due to subsequent developments or events, or the receipt of additional information that leads the General Counsel to conclude that the information has ceased to be material). A special blackout period may be imposed for any number of reasons, including the following:

•negotiation of a merger or acquisition;
•new product or service developments;
•large litigation or regulatory settlements;
•significant change in executive leadership or board membership;
•expected disclosure of a material business or financial development; or
•investigation and assessment of significant cybersecurity incidents.

Pre-Clearance for Trades. Those individuals subject to trading windows must submit a Notice of Intent to Trade Securities and receive approval from the Company’s General Counsel prior to entering into any stock transaction. This process will prevent inadvertent short-swing trading violations and confirm that, notwithstanding the trading window being open, the individual is not aware of Material, Non-public Information. Upon receiving approval, the proposed transaction must be completed on or before the date set forth in the notice or the Insider must submit a new request. Approval of a trade can be revoked at any time.

Insiders should not discuss proposed transactions with any third parties until approval of the transaction has been obtained. Notwithstanding receipt of pre-clearance of a transaction, the Insider is responsible for ensuring that he or she does not have Material, Non-public Information before engaging in any transaction.

Certain Exceptions
The following transactions are exempt from this Policy, except as specifically noted:

Rule 10b5-1 Plan Transactions. A purchase or sale of Company Securities in accordance with a trading plan adopted in accordance with the SEC’s Rule 10b5-1(c) will not be deemed to be a violation of this Policy even though such trade takes place during a blackout period or while the Insider making such trade was aware of Material, Non-public Information. However, the trading plan must be adopted outside of a blackout period and at a time when such Insider is not aware of Material, Non-public Information. A trading plan is a contract, instruction, or a written plan regarding the purchase or sale of Company Securities, as more fully described in Rule 10b5-1(c).

•Pre-Approval. All Persons subject to this Policy must obtain the written pre-approval of the General Counsel prior to (i) adopting any new plan or (ii) modifying, amending or terminating any existing plan. The General Counsel shall review and ensure each proposed plan (or modification amendment or termination of any exiting plan) submitted to the General Counsel complies with Rule 10b5-1.

•Mandatory Cooling-Off Periods.

◦Directors and Officers. New Rule 10b5-1 Plans submitted by a director or officer of the Company, and amendments or modifications to an existing plan, must provide for transactions to occur no earlier than the later of the date (the “Trade Commencement Date”) that is (x) ninety (90) days after the effective date of the new plan, or amendment or modification to an existing plan, and (y) two business days following the disclosure by the Company of its financial results in a Quarterly Report on Form 10-Q or Annual Report on From 10-K for the fiscal quarter in which the plan was adopted, amended or modified, provided that the mandatory cooling-off period shall not exceed one hundred twenty (120) days after adoption of the new plan, or amendment or modification to an existing plan.

◦All Other Person. New Rule 10b5-1 Plans submitted by any person subject to this Policy, other than directors and officers of the Company, and amendments or modifications to an existing plan by such persons, must provide for transaction to occur no earlier than thirty (30) days after the effective date of the new plan, or amendment or modification to an existing plan.

•Good Faith Certification. All new plans, and any amendments or modifications of an existing plan, must be entered into in good faith by the trading person at a time when the trading person was not in possession of Material, Non-public Information about the Company. All directors and officers seeking establish a new plan, or amend or modify an existing plan, will be required to provide a written representation to the Company certifying that such director or officer (i) is not aware of Material, Non-public Information about the Company or Company Securities, and (ii) is adopting the new plan, or modifying or amending an existing plan, in good faith and not as part of a plan or scheme to evade the prohibitions of this Policy or Rule 10b5-1.

•Discretionary Authority. All new plans, and any modifications or amendments to an existing plan, must give a third party the discretionary authority to execute purchases and sales under the plan, on behalf of but outside the control of the trading person, provided the third party does not possess any Material, Non-public Information about the Company. Alternatively, the plan must explicitly specify the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.

•Overlapping Plans. No person subject to this Policy may maintain more than one active plan at the same time, without the pre-approval of the General Counsel. Multiple overlapping plans may be approved by the General Counsel in limited circumstances as permitted under Rule 10b5-1.

◦A person subject to this Policy may maintain two separate Rule 10b5-1 plans if trading under the later-commencing plan is not authorized to begin until after all trades under the earlier-commencing plan are completed or expire without execution; provided, however, that any early termination of the earlier-commencing plan will trigger a new cooling off period (as described above) before trades may begin under the later-commencing plan.

◦This restriction on multiple overlapping plans will not apply to a plan adopted solely and exclusively for the purpose of selling Company Securities in the open market or through a broker to satisfy a person’s tax obligations through a “sell-to-cover” method in connection with the vesting of equity awards (“Sell-to-Cover Plans”). Sales under Sell-to-Cover Plans must be strictly limited to the number of securities needed to cover such person’s tax obligations and the award holder may not be permitted to exercise control over the timing of such sales. This exemption does not apply to plans for sales incident to the exercise of option awards.

◦Separate contracts with different broker-dealers to execute trades pursuant to a single Rule 10b5-1 trading plan may be treated as a single plan, in which case a modification, amendment or termination to any of the individual plans will be considered a modification, amendment or termination of all the plans.

•Single-Trade Plans. Only one “single-trade plan” may be utilized by a person subject to this Policy in any twelve-month period. A single-trade plan is a Rule 10b5-1 trading plan for the open market purchase or sale of the total amount of the securities subject to the plan as a single transaction. This restriction does not apply to Sell-to-Cover Plans.

•Disclosure Requirements. All directors and officers seeking to establish a new plan, or amend or modify an existing plan, will be required to provide a written representation to the Company certifying that such director or officer (i) will deliver a copy of any such plan, including any amendments or modifications thereto, to the General Counsel and (ii) consents to the disclosure of the material terms of any such plan, including any amendments or modifications thereto, in the Company’s Exchange Act reports.

The Rule 10b5-1 Plan must also include “No Sale” periods surrounding the Company’s earnings releases. Additionally, the Rule 10b5-1 Plan may not be implemented during a Blackout Period (as defined below). No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

Stock Option Exercises. The exercise of stock options issued by the Company (but not the sale of any shares issued upon such exercise or purchase), or the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements, is exempt from the requirements of this Policy. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Vesting and Withholding of Shares. The vesting of restricted stock and restricted stock units, as well as an Insider’s exercise of a right (or requirement) to have the Company withhold shares of stock to satisfy tax withholding requirements upon vesting is exempt from the requirements of this Policy.

401(k) Plan. In the event the Company’s 401(k) plan has a Company stock fund as an investment option, this Policy will not apply to purchases of Company Securities in the Company’s 401(k) plan that result from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy will apply, however, to certain elections you may make under the 401(k) plan, including (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

Employee Stock Purchase Plan. Purchases of Company Securities through the Company’s employee stock purchase plan through an Insider’s periodic contributions to the plan in accordance with the election the Insider made at enrollment, or an amended election made in accordance with this Policy are exempt from this Policy. This Policy does apply to any decision to change a participation election.

Dividend Reinvestment. Purchases of Company Securities resulting from the reinvestment of dividends paid on Company Securities are exempt from this Policy; provided such reinvestment occurred under a broad-based dividend reinvestment plan that operates on substantially the same terms for all employees. This Policy does apply to voluntary purchases of Company Securities resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or to increase your level of participation in the plan.

Confidentiality Policy	The unauthorized disclosure of Material, Non-public Information about the Company, whether or not for the purpose of facilitating improper trading in Company Securities, could cause serious harm to the Company. Insiders should treat all such information as confidential and proprietary to the Company. All employees of the Company should refrain from discussing Non-public Information about the Company or developments within the Company with anyone outside the Company, except as required in the performance of their regular corporate duties and for legitimate business reasons.

This provision applies specifically (but not exclusively) to inquiries about the Company that may be made by the financial press, investment analysts, or others in the financial community. Only certain designated officers may make communications on behalf of the Company.

Civil and Criminal Penalties	The consequences of prohibited insider trading or tipping can be severe. Persons violating insider trading or tipping rules may be required to disgorge the profit made or the loss avoided by the trading, pay the loss suffered by the person who purchased securities from or sold securities to the Insider or Tippee, pay civil penalties up to three (3) times the profit made or loss avoided, pay a criminal penalty of up to $5 million, and serve a jail term of up to twenty (20) years. The Company and/or the supervisors of any Insider violating the insider trading rules or regulations also may be required to pay civil or criminal penalties.
Policy Compliance	All managers are responsible for enforcement of and compliance with this Policy, including its communication to their employees. Anyone who does not comply with this Policy shall be subject to disciplinary action, up to and including termination, to the extent permissible under local law

The General Counsel shall serve as the administrator for the purposes of this Policy, and in his or her absence, the Chief Financial Officer or another employee designated by the General Counsel shall be responsible for administration of this Policy. All determinations and interpretations by the General Counsel or his or her designee shall be final and not subject to further review.

If you have information about a possible violation of this Policy, contact the Corporate Law Department, ethics@deluxe.com, or the Ethics & Compliance Hotline (1-800-231-1757).
Anti-Retaliation Policy	Deluxe prohibits any form of retaliation for reporting a suspected violation of this Policy in good faith.
Review Schedule	This Policy is reviewed annually or as required by circumstances or operation of law.